[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8428

Fax: (212) 859-4000

daniel.bursky@friedfrank.com

August 1, 2016

VIA EDGAR AND COURIER

Jay Ingram

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JELD-WEN Holding, Inc. Registration Statement on Form S-1 Filed June 1, 2016 File No. 333-211761

Dear Mr. Ingram:

This letter sets forth the response of JELD-WEN Holding, Inc. (the “Company”) to the comment letter, dated June 27, 2016, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form S-1 of the Company filed on June 1, 2016 (the “Registration Statement”). This letter is being filed today with Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement.

General

1.	Please revise your filing to include pro forma disclosure, including pro forma per share data in the financial statements with appropriate footnote disclosure, to give effect to the cash dividends of $419 million you paid to your shareholders in July 2015. Refer to SAB 1.B.3.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the dividend paid to shareholders in July 2015 is fully reflected in the financial statements of the Company as presented in Amendment No. 1. The Company further advises the Staff that such dividend, which was paid prior to the twelve-month period before the offering is expected to be consummated, was not made in contemplation of the offering with the intention of repayment out of the proceeds of the offering. Accordingly, the Company does not believe that any pro forma disclosure is required under applicable guidance with respect to the Company’s July 2015 dividend.

Securities and Exchange Commission

August 1, 2016

2.	We note that you will enter into a Tax Receivable Agreement with your pre-IPO shareholders in conjunction with the offering and that you expect your payment obligations under the agreement to be material. Please tell us what consideration you gave to providing pro forma information reflecting your obligations under the agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the significant majority of its deferred tax assets have a complete valuation allowance against them. Accordingly, as of the effective date of the IPO, the Company expects only a small portion of its deferred tax assets to be given financial statement recognition. The Company has revised the disclosure on pages 14, 47, 52 and 53 in Amendment No. 1 in response to the Staff’s comment to reflect the pro forma impact of the Tax Receivable Agreement on the Company’s capitalization. The Tax Receivable Agreement is not expected to impact net income (loss) or earnings (loss) for the periods presented and, accordingly, no pro forma adjustment has been made.

3.	Please disclose the impact on the public offering price of your shares that results from the Tax Receivable Agreement. Since it appears that you use EBITDA, Adjusted EBITDA, and free cash flow as significant metrics for measuring your financial performance and because these measures do not account for a reduction in a deferred tax asset, please describe the impact the arrangement has on the business’s total enterprise value and, consequently, the price of the common stock you are offering in the IPO. If the arrangement represents a windfall to the pre-IPO owners and shifts cash flows to the Pre-IPO Stockholders at the expense of public shareholders, then disclose this scenario prominently throughout the prospectus.

Response:

The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on pages iii, 15, 53, 117, F-33 and F-79 in Amendment No. 1 in response to the Staff’s comment. Future payments made or charges incurred pursuant to the Tax Receivable Agreement, to the extent such payments or charges reduce net income, may be added back to Adjusted EBITDA. In addition, future payments made or charges incurred pursuant to the Tax Receivable Agreement, to the extent such payments or charges reduce cash flow from operating activities, may be added back to Free Cash Flow. Accordingly, the Company expects that Adjusted EBITDA and Free Cash Flow will reflect the performance of the business after

Securities and Exchange Commission

August 1, 2016

eliminating the effect of the Tax Receivable Agreement on net income and cash flow from operating activities (i.e., reported Adjusted EBITDA and Free Cash Flow, after adjusting for payments made and charges incurred in connection with the Tax Receivable Agreement, would be the same as Adjusted EBITDA and Free Cash Flow would have been if the Tax Receivable Agreement was not in place). The Company advises the Staff that it does not report EBITDA as a stand-alone metric in the Registration Statement.

Further, Amendment No. 1 includes revised disclosure on pages 11, 39, 63, 75, 84 and 142 to clarify that payments under the Tax Receivable Agreement will be a use of cash that will impact liquidity, and that such payments will benefit solely the Pre-IPO Stockholders. In addition, pages 40, 75, 81 and 142 of Amendment No. 1 provide an estimate of maximum annual and aggregate anticipated cash payments required by the Tax Receivable Agreement. Accordingly, the Company believes that Amendment No. 1 prominently discloses the impact of the Tax Receivable Agreement to potential investors.

The Company further advises the Staff that it believes that Amendment No. 1 provides disclosure sufficient for analysts and relevant stakeholders to understand that payments under the Tax Receivable Agreement will be paid to the Pre-IPO Stockholders. When calculating total enterprise value and the price of the Company’s common stock, the Company believes that analysts will treat the impact of expected payments under the Tax Receivable Agreement on total enterprise value in a manner similar to how analysts treat the impact of debt on total enterprise value and share price. Analysts and relevant stakeholders have sufficient information to model future cash flows that can serve as a basis for their valuation and can use net income and other metrics to account for the cash payments under the Tax Receivable Agreement.

Market and Industry Data, page ii

4.	We note your disclosure that you have not independently verified any of the data from third party sources nor have you ascertained the underlying assumptions relied upon by such third party sources. We also note your statement that investors should not place undue reliance on such data. Please clarify the extent to which you are cautioning investors about the reliability of the information in the prospectus or revise your filing to remove disclosure that suggests you are not responsible for the accuracy of the information contained in the prospectus.

Response:

The Company has revised the disclosure on page ii in Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

August 1, 2016

Summary Consolidated Financial Data, page 13

5.	Regarding your reconciliation of Adjusted EBITDA on page 15, please address the following:

•	Explain the nature of the items included in your Impairment and restructuring line item. You disclose in footnote (a) that this line includes charges related to inventory and the manufacturing of your products. It is unclear what this means;

•	Please expand your disclosure to provide more details on the inventory charges as well as other components included in your “Other non-cash items” adjustment discussed in footnote (b);

•	Regarding the above adjustments, tell us how you considered Question 100.01 of the Non-GAAP updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 54 in Amendment No. 1 to specify that impairment and restructuring charges that are added back to Adjusted EBITDA consist of (i) impairment and restructuring charges that are included in the Company’s consolidated statements of operations plus (ii) additional charges that are primarily comprised of non-cash changes in inventory valuation reserves, such as excess and obsolete reserves.

In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 54 in Amendment No. 1 to specify that “Other non-cash items” that are added back to Adjusted EBITDA consist, among other things, of (i) adjustments to the valuation of inventory acquired as part of the acquisitions referred to in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions” in Amendment No. 1 (i.e., due to the application of purchase accounting, the Company wrote-off or wrote-down certain inventory that was acquired as part of a business combination, and the Company adds back such charges when calculating Adjusted EBITDA) and (ii) the impact of a change in how the Company capitalizes overhead expenses when making a valuation of its inventory.

The Company respectfully acknowledges the Staff’s comment with respect to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and advises the Staff that it believes that the add backs and adjustments reflected in Adjusted EBITDA, as enumerated in the Staff’s comment, are not misleading and are useful both to management and to investors and analysts in their evaluation of the Company’s performance. Adjusted EBITDA is a key metric used by the Company’s management, its board of directors and its existing investors to assess its financial performance. As stated in footnote (3) to the Company’s Summary Consolidated Financial Data appearing on page 14 in Amendment No. 1, the Company references Adjusted EBITDA frequently in its decision-making because it facilitates internal comparisons to the historical operating performance of prior periods, eliminating items that the Company believes are not reflective of the business’ underlying performance. For example, the Company has undergone substantial changes in its capital structure in recent years, including repaying high-yield bonds and incurring multiple tranches of

Securities and Exchange Commission

August 1, 2016

term loans. Similarly, the adjustments discussed in footnotes (a) and (b) (i.e., charges that are primarily the result of the restructuring of operations, the acquisition of multiple businesses and the closing or consolidating of manufacturing facilities as well as a change in how the Company capitalizes overhead expenses in its valuation of inventory) are not reflective of the business’s core performance and are therefore added back to Adjusted EBITDA. The Company has undergone an operational transformation in recent years resulting in the closure of facilities, consolidation of product lines, discontinuation of products, etc. Charges associated with the impairment of these facilities, products and the restructuring of our operations were one-time charges relative to each facility and did not represent normal operating expenses of the Company. The Company uses Adjusted EBITDA to eliminate the effects of these changes in its operations and capital structure, as well as other discrete items relating to events that occurred in the specific periods presented, in order to more accurately compare the period-over-period performance of the Company’s operations. In addition, the Company uses Adjusted EBITDA in connection with determining compensation for its executives, as a basis for its forward-looking estimates and budgets, and for measuring compliance with certain of the instruments governing its indebtedness. The Company believes it is useful for investors to see the key measures used by management to monitor the business and for these various purposes.

Risk Factors, page 16

We are exposed to political, economic, and other risks…, page 22

6.	We note your disclosure that your North American operations generate approximately 60% of your net revenues. Please reconcile such disclosure with your disclosure on page 9 that your North American operations account for approximately half of your net revenues.

Response:

The Company has revised the disclosure on pages 9 and 92 in Amendment No. 1 in response to the Staff’s comment.

Increases in labor costs, potential labor disputes and work stoppages…, page 24

7.	Please revise this risk factor to include the total number of employees in the United States and Canada and the percentage of such employees that are represented by unions.

Securities and Exchange Commission

August 1, 2016

Response:

The Company has revised the disclosure on page 26 in Amendment No. 1 in response to the Staff’s comment.

Risks Relating to our Indebtedness, page 29

Our indebtedness could adversely affect our financial flexibility…, page 29

8.	Please revise your disclosure to include the total amount available for borrowing under your Australian Senior Secured Credit Facility and your Euro Revolving Facility.

Response:

The Company has revised the disclosure on page 31 in Amendment No. 1 in response to the Staff’s comment.

Material weaknesses in our internal control…, page 35

9.	We note that your independent registered public accounting firm identified certain material weaknesses in your internal control over financial reporting. Please disclose the dollar amounts relating to the post-closing adjustments that were made to the company´s books and records and your financial statements as a result of the material weaknesses.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that its registered public accounting firm identified numerous errors in the schedules and disclosures provided to them during the 2015 audit process. While such errors were rectified prior to the completion of the 2015 audit, and there were no material misstatements identified in the Company’s disclosures or financial statements during the year-end audit, the Company and its registered public accounting firm believed the potential for error presented a substantial risk that rose to the level of a material weakness. The Company has revised page 37 of Amendment No. 1 to clarify that the material weaknesses identified by management and its registered public accounting firm did not result in any material post-closing adjustments, either individually or in the aggregate, nor have material out-of-period errors been identified in subsequent periods. As discussed on page 37 of Amendment No. 1, the Company’s tax department did not have sufficient personnel with the appropriate combination of skills and training to perform the procedures that were designed to maintain adequate controls. In 2015, the Company restructured how it manages its European business, which led to turnover in the accounting staff of its European operations. In addition, the Company’s tax department had significant turnover during 2015, leaving the department with recently hired personnel who were unfamiliar with the Company’s year-end closing process. As a result of the need to hire and train new personnel, the Company’s tax department was unable to complete its standard fiscal year close work in a timely manner and, as a result, did not have adequate time to properly review the information provided to its registered public accounting firm as part of the audit, leading management and its registered public accounting firm to its control conclusion.

Securities and Exchange Commission

August 1, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Drivers of Net Revenues, page 54

10.	You disclose that percentage changes in pricing and volume/mix are based on management estimates and are not derived directly from your accounting records. Please disclose the basis of as well as any material assumptions and uncertainties underlying these estimates.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as more fully described on pages 57 through 60 of Amendment No. 1, the principal underlying drivers of changes in the net revenues of the Company from period to period are as follows:

•	impact of foreign translation;

•	contribution to net revenue from acquisitions during the applicable period(s);

•	changes in pricing; and

•	changes in volume/mix.

Changes attributable to the impact of foreign exchange translation and contribution to net revenue from acquisitions are each derived directly from the Company’s accounting systems. The impact on net revenue of changes in pricing are calculated on the basis of management schedules, as discussed in more detail below. The remaining period-to-period changes in net revenue are the result of changes in volume/mix.

A decision by management to generally increase pricing across the board may not be fully accepted by all of the Company’s customers. Pricing terms are often negotiated individually; accordingly, pricing terms vary from customer to customer and across different product lines and geographies. Given the diversity of the Company’s products and customers, it would not be practical to compare each invoice for each stock keeping unit (“SKU”) for every comparative period in order to determine changes in pricing. Therefore, in order to determine the changes in net revenue that are attributable to pricing, the Company applies multiple methodologies to quantify the impact of pricing, depending on the type of customer and product line. For example, for standard, non-customized stock units the impact of pricing changes is calculated by comparing the sales price per unit of certain SKUs in the current period to the comparative period. However, because of the nature of certain highly customized, non-standard product lines, it is not possible to compare invoices or individual

Securities and Exchange Commission

August 1, 2016

SKU prices for such products from period to period. Thus, for highly customized, non-standard products, management determines pricing impact by first analyzing the changes in pricing for a particular product line that was communicated generally to customers (e.g., management introduced a pricing increase of X% for custom wood windows and sent a communication to various customers announcing such price increase). In order to determine whether this price increase was accepted by the market, management then also analyzes the amounts of sales allowances granted to customers for such product type, as compared to the amount of sales allowances granted in the comparison period. Management is thereby able to determine the amount of pricing impact for each product line from period to period. The drivers that underlie these calculations are reviewed by the Company’s divisional controllers, regional chief financial officers and the Company’s corporate Chief Financial Officer as a part of the Company’s monthly closing process.

While changes due to pricing and changes due to volume/mix are not derived directly from the Company’s accounting systems, the Company has a very high degree of confidence in the accuracy of the impact on net revenues attributable to pricing as disclosed in Amendment No. 1. The impact on net revenues attributable to pricing as disclosed in Amendment No. 1 are the same figures that the Company’s management uses in operating the Company’s business, and that are reported to the Company’s board of directors.

Consolidated Results, page 61

11.	Please revise your discussion of results of operations to provide additional insight to investors on the underlying reasons of material increases or decreases in the components of net income. For example, you disclose that changes in pricing and/or volume/mix are the key drivers for the increases in net revenues in 2015 at both consolidated and segment levels. Please provide underlying reasons for the changes in pricing and volume/mix. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on pages 64, 66, 67, 69, 70, 71, 72 and 73 to clarify that increases in pricing were the result of the Company’s pricing optimization strategy, as more fully described on pages 5 through 8 and elsewhere in Amendment No. 1. The Company has revised the disclosure on pages 64, 66, 69, 70 and 73 to clarify that increases in volume/mix were the result of increased demand driven by the Company’s profitable growth initiatives. The Company advises the Staff that pages 66, 69 and 72 of Amendment No. 1 discloses that the Company attributes the decrease in volume/mix to a “realignment of [the Company’s] customer and product portfolio aimed at driving profitable growth.”

Securities and Exchange Commission

August 1, 2016

12.	You disclose on page 65 that your effective tax rate changed from 31.9% in 2014 to (6.3)% in 2015 due to the benefit from the favorable settlement of various tax matters related to your 2007 and 2008 tax years. Based on your effective tax rate reconciliation on page F-29, it appears there are other material factors that impacted the individual reconciling items on your effective tax rate that should be included in MD&A so that investors can fully understand the variances. In this regard, we note nontaxable income, uncertain tax positions, changes in your valuation allowance and other items had a significant impact on your effective tax rate from 2014 to 2015; however, these changes are not discussed in MD&A. Please also revise disclosure on page 69 to address the nature of the valuation benefit and its impact to the effective tax rate in 2013. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

The Company has revised the disclosure on pages 68 and 72 in Amendment No. 1 in response to the Staff’s comment.

13.	We note on page F-33 you disclose that uncertain tax positions in 2015 were a result of a change in your manufacturing capacity and the distribution and sale of products in Europe. Please tell us and disclose the nature of these changes, specifically how these changes impacted operations and other line items in your financial statements (e.g. inventory and sales) and whether or not this is a trend you believe will continue.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the uncertain tax positions in 2015 resulted from an intercompany reorganization in the Company’s European segment. This reorganization did not impact the consolidated reporting of the Company’s European reportable segment; however, it did result in changes in taxable income for certain of the Company’s subsidiaries within that reportable segment. These changes in taxable income are uncertain and, as a result, the Company had unrecognized tax positions in 2015. The Company does not expect this trend to continue since the reorganization was a one-time event.

The intercompany reorganization was part of the Company’s review of its operational structure and management of its European business that began in 2014. In 2015, the Company centralized key functional areas in its European management in order to streamline the Company’s approach across different markets. Effective January 1, 2015, the Company’s subsidiary JELD-WEN U.K. Limited (the “Managing Subsidiary”), which functioned as the principal subsidiary in charge of European operations, entered into an agreement (the “Managing Agreement”) with several of the Company’s other subsidiaries in Europe (collectively, the “Operating Subsidiaries”). Pursuant to the Managing Agreement, the Managing Subsidiary receives a fee from the Operating Subsidiaries in exchange for performing various management and decision-making services for the Operating Subsidiaries. Such services include strategy setting, procurement and production management, operations management, product development and innovation, marketing and sales support, IT services,

Securities and Exchange Commission

August 1, 2016

finance management, human resource services, and legal and tax matters. Because the Managing Subsidiary makes various decisions for the Operating Subsidiaries, the Managing Agreement shifts certain risks (and correlated benefits) from the Operating Subsidiaries to the Managing Subsidiary. For example, risks (and correlated benefits) related to market risks, warranty costs, collectability of receivables, restructuring costs, excess inventory, increases in the costs of raw materials, environmental or regulatory risks, and excess costs resulting from the underutilization of the Company’s manufacturing capacity are borne by the Managing Subsidiary. In exchange, the Managing Subsidiary guarantees a specific return to each Operating Subsidiary on a before interest and taxes basis, commensurate with such Operating Subsidiary’s functions and risk profile. There is no impact on the consolidated reporting of the European segment due to the Managing Agreement. However, there may be changes in taxable income of the Operating Subsidiaries resulting from the Managing Agreement, and accordingly the Company has reserved for a potential loss resulting from such uncertainty.

14.	You disclose on page 69 that your effective tax rate increased from 1.6% in 2013 to 31.9% in 2014 mostly due to a valuation allowance benefit of $34.1 million recorded in 2013 associated with pension movements in other comprehensive income. Please expand your disclosure to provide additional insight regarding the valuation allowance benefit.

Response:

The Company has revised the disclosure on page 72 in Amendment No. 1 in response to the Staff’s comment.

Liquidity and Capital Resources, page 71

15.	We note your disclosure that you believe your cash provided by operations and other sources of liquidity will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, and debt service requirements for at least the next twelve months. Please expand your disclosures in this section to address the following:

•	Please include a discussion for the Tax Receivable Agreement or provide a cross-reference to applicable disclosure in the Form S-1, disclosing your estimates of annual payments and how you intend to fund the required payments under the agreement. In this regard, we note that you expect the future payments under the agreement to be material.

•	Whether or not you are dependent upon this offering to meet your liquidity needs for the next twelve months including the payments under the Tax Receivable Agreement.

Securities and Exchange Commission

August 1, 2016

•	The amounts available to borrow under each of your revolving credit facilities as of the latest balance sheet date.

Response:

The Company has revised the disclosure on pages 74 and 75 in Amendment No. 1 in response to the Staff’s comment.

16.	Please expand your disclosure of cash provided and used by operations, investing activities and financing to quantify and discuss the underlying reasons for significant changes of the cash flows rather than reiterating information easily obtainable from your consolidated statement of cash flows. This also applies to your interim information as applicable. Refer to FRC Section 501.13.b through 13.b.3.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 in Amendment No. 1 in response to the Staff’s comment.

17.	Further we note that your accounts receivable and inventory balances have significantly impacted cash flows during your interim period ended March 26, 2016. Please expand your disclosures to discuss the underlying reasons for changes in these working capital components. Please consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Securities and Exchange Commission

August 1, 2016

Response:

The Company respectfully acknowledges the Staff’s comment and directs the Staff to its “Working Capital and Seasonality” disclosures on page 59 of Amendment No. 1. In this disclosure, the Company provides the reader with its expectations that “working capital increases at the end of the first quarter and beginning of the second quarter in conjunction with, and in preparation for, [its] peak season, and working capital decreases starting in the third quarter as inventory levels and accounts receivable decline.” Further, the Company notes on page 75 of Amendment No. 1, in its overview of liquidity and capital resources, that the decrease in its total liquidity at March 26, 2016 was primarily due to the “use of cash to fund [its] seasonal working capital and to fund the acquisition of Trend in February 2016.” The Company notes that there is divergence in practice as to the definition of working capital. For further clarity, the Company has modified its disclosure on page 59 of Amendment No. 1 in response to the Staff’s comment to clearly define working capital as accounts receivable plus inventory less accounts payable. The Company does not believe that a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of the Company’s financial statements because the Company’s cash flows are driven principally by seasonality.

18.	You disclose on page 72 that you incurred $15.4 million of debt issuance costs related to the Corporate Credit Facilities which is included in other long-term assets and will be amortized to interest expenses over the life of the facilities. We note your disclosure on Page F-14 that you have retrospectively adopted ASU No. 2015-17 which requires debt issuance costs to be presented as a deduction from the corresponding debt liability instead of an asset. Please reconcile these disclosures.

Response:

The Company has revised the disclosure on page 75 in Amendment No. 1 in response to the Staff’s comment.

19.	We note that the ABL Facility has a minimum fixed charge coverage ratio that you are obligated to comply with under certain circumstances. We also note that the Australian Senior Secured Credit Facility and the Euro Revolving Facility contain financial maintenance covenants as well. To the extent that future non-compliance of any debt covenant is reasonably likely, please disclose and discuss the specific terms of any such covenants.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe that non-compliance with any covenants in its debt agreements is reasonably likely for the foreseeable future. As a result, the Company believes that the specific terms of any covenants contained in the ABL Facility, Australian Senior Secured Credit Facility and Euro Revolving Facility are not material to an investor and, accordingly, they have not been discussed in Amendment No. 1.

Securities and Exchange Commission

August 1, 2016

20.	Please expand your liquidity discussion to include the amount of cash and cash equivalents held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. Please state these cash and cash equivalents are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation, if true. In this regard, we note 49% of your net revenues came from sales outside of the United States.

Response:

The Company has revised the disclosure on page 77 in Amendment No. 1 in response to the Staff’s comment requesting disclosure of its cash balances within and without the United States and to affirmatively state that it believes that its cash flow from operations within the United States, together with availability under the ABL Facility, is sufficient to fund its near term U.S. cash requirements. The Company further advises the Staff that if it needs to repatriate cash from foreign operations in the longer term, its existing intercompany loan structure will provide it with a tax efficient method for repatriating cash. The Company’s most significant intercompany loans owed to entities in the United States include approximately €225 million owed by its European entities and approximately AUD $35 million owed by its Australian entities.

21.	Since you are a parent holding company with restricted net assets of consolidated subsidiaries that exceed 25% of consolidated net assets, please revise the liquidity section of your MD&A to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to the parent company. Please refer to Item 303(a)(1) of Regulation S-K. Please also tell us what consideration was given to providing the information required in Rule 4-08(e) of Regulation S-X.

Response:

The Company has revised the disclosure on page 77 in Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

August 1, 2016

Interest Rate Swaps, page 76

22.	Please discuss your exposure to interest rate risk using one of the quantitative disclosure alternatives called for by Item 305(a) of Regulation S-K.

Response:

The Company has revised the disclosure on page 80 in Amendment No. 1 in response to the Staff’s comment.

Contractual Obligations Table, page 77

23.	Please expand footnote (1) to the table to indicate that the payments you may be required to make under your Tax Receivable Agreement could be significant and are not reflected in the above table.

Response:

The Company has revised the disclosure on page 81 in Amendment No. 1 in response to the Staff’s comment.

24.	We note in this table that your interest on long-term debt obligations for 2016 is estimated to be $68.3 million. We also note your disclosure under “Risks Relating to Our Indebtedness” on page 29 that your 2016 cash interest expense would be approximately $76.5 million. Given that your debt balance has remained relatively flat between December 31, 2015 and March 31, 2016, Please reconcile these disclosures.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that interest on long-term obligations disclosed in the contractual obligations table on page 81 of Amendment No. 1 represents the Company’s expected interest expense for 2016 as of December 31, 2015 and reflects the impact of its two interest rate swaps that were in effect on such date. In contrast, the disclosure under “Risks Relating to Our Indebtedness” on page 31 of Amendment No. 1 is the Company’s estimated cash interest expense for 2016 on a pro forma basis giving effect to the expected impact of all of the interest rate swaps described under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Lines of Credit and Long-Term Debt—Interest Rate Swaps”, some of which became effective after December 31, 2015. The Company believes this presents investors with a more accurate indication of expected interest expense for the periods presented.

The Company has revised the disclosure on pages 31, 80 and 81 in Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

August 1, 2016

Critical Accounting Policies and Estimates, page 77

25.	We note that you have defined pension benefit obligations under U.S. and foreign plans with a combined projected benefit obligations of $422 million. Tell us what consideration you gave to including your accounting policy for the pension benefit obligations in your Critical Accounting Policies and Estimates. To the extent you determine this is a critical accounting policy or estimate, please provide a robust discussion on the methods used to estimate your pension obligations, including the material assumptions used to make these estimates, the uncertainties associated with these assumptions and a sensitivity analysis of those assumptions.

Response:

The Company has revised its disclosure on pages 86 and F-16 in Amendment No. 1 in response to the Staff’s comment adding to its critical accounting policies and estimates disclosure surrounding its pension and benefit obligations.

Business, page 85

Research and Development, page 95

26.	Please disclose the amount spent on research and development over the last three years. Please refer to Item 101(c)(1)(xi) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe that disclosure of the amount spent on research and development (“R&D”) is required under Item 101(c)(1)(xi) of Regulation S-K, as the amount spent on R&D over the last three years was not material. The Company notes that amount spent on research and development in 2015 was $7.8 million, or 0.2% of revenue. The Company acknowledges its obligation to disclose R&D spending in the future to the extent such amounts become material.

Customers, page 95

27.	It appears that Home Depot accounted for 19% of your revenues in 2015. Please describe the nature of the customer relationship with Home Depot. To the extent there is an agreement in place with Home Depot, please file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that its customer relationship with The Home Depot (“THD”) is substantially similar to its customer relationships with other large retailers. Consistent with other large retailers in the Company’s industry, THD periodically (typically every 2 to 3 years) decides which manufacturers’ products

Securities and Exchange Commission

August 1, 2016

it will carry in certain of its stores. As part of this process, the Company and numerous other manufacturers submit pricing sheets to THD regarding the prices at which the manufacturers are willing to sell various products to the retailer. Based upon these pricing sheets, THD designates the supplier of choice for groups of stores, creates THD-specific SKUs corresponding to the products that may be purchased from that supplier, and those stores may then order inventory from that supplier. At no time is the Company under a contractual obligation to sell, or THD under a contractual obligation to buy, a minimum or maximum volume of any product. Each sale is made on a store-by-store basis via purchase order through THD’s inventory system for delivery directly to the applicable store. Annually, the Company sells thousands of SKUs plus special orders in this manner to numerous stores throughout the United States and Canada.

The Company carefully considered whether Item 601(b)(10) of Regulation S-K requires any of its customer contracts to be filed as exhibits to the Registration Statement. The Company’s supply agreements with THD consist of numerous purchase orders made in the ordinary course, and it is not “substantially dependent” on any particular contract or purchase order with THD, nor does any contract with THD fall under any of the other categories of “material contract” specified under Item 601(b)(10) of Regulation S-K. Accordingly, the Company believes that no contract is required to be filed with respect to its relationship with THD.

Properties, page 97

28.	Please reconcile your disclosure that you operate in 25 countries with your disclosure on page 85 that you operate in 19 countries.

Response:

The Company has revised the disclosure on page 101 in Amendment No. 1 in response to the Staff’s comment. The Company advises the Staff that its disclosure on page 89 refers only to countries in which it operates manufacturing facilities whereas the disclosure on page 101 also includes countries where it operates distribution facilities and showrooms (in addition to manufacturing facilities).

Executive Compensation, page 110

Estimated Potential Termination Payments and Benefits, page 129

29.	Please reconcile your disclosure that Mr. Hachigian is entitled to $149,006 in the event of a voluntary separation or separation for cause with your disclosure in footnote 1 that Mr. Hachigian would be entitled to medical and dental benefits estimated to cost $87,650.

Response:

The Company has revised the disclosure on page 135 in Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

August 1, 2016

Certain Relationships and Related Party Transactions, page 133

30.	Please file a copy of the Consulting Agreement as an exhibit to your registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file the Consulting Agreement as an exhibit to a subsequent amendment to the Registration Statement. The Company has revised the exhibit list on page II-9 in response to the Staff’s comment.

31.	Please file a copy of the Tax Receivable Agreement as an exhibit to your registration statement. See 601(b)(10)(ii)(A) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file the form of the Tax Receivable Agreement as an exhibit to a subsequent amendment to the Registration Statement. The Company has revised the exhibit list on page II-9 in response to the Staff’s comment.

Description of Certain Indebtedness, page 144

Term Loan Facility, page 144

32.	Please revise to include the amount outstanding.

Response:

The Company has revised the disclosure on page 151 in Amendment No. 1 in response to the Staff’s comment.

Shares Eligible for Future Sale, page 148

Lock-up Agreements, page 148

33.	Please file a form of lock-up agreement as an exhibit to your registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the form of lock-up agreement will be included as an exhibit to form of underwriting agreement, and the form of underwriting agreement (including the form of lock-up agreement) will be filed as an exhibit to a subsequent amendment to the Registration Statement.

Securities and Exchange Commission

August 1, 2016

Notes to Consolidated Financial Statements

Note 3 – Discontinued Operations and Divestitures, page F-17

34.	With regard to your presentation of Silver Mountain as discontinued operations, please tell us how you determined that after your termination agreement in March 2013 that these assets and liabilities of Silver Mountain should still be considered held for sale pursuant to ASC 360-10-45-9 and presented as discontinued operations pursuant to ASC 205-20-45-1.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in evaluating its presentation of Silver Mountain Resort (“SM”) as a discontinued operation, it reviewed the guidance provided in ASC 360-10-45-9 and ASC 205-20-45-1 and applied it as described below.

Under ASC 360-10-45-9, a disposal group shall be classified as held for sale in the period in which all of the following criteria are met:

a.	Management has the authority to approve the actions, commits to a plan to sell the asset;

b.	The asset is available for immediate sale in its present conditions subject only to terms customary for such sales;

c.	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;

d.	The sale of the asset is probable, and the transfer of the asset is expected to qualify for recognition as a completed sale within one year, except as permitted under 360-10-45-11;

e.	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan is likely to be withdrawn.

The above six elements are all satisfied with respect to SM for each of the periods presented in the Company’s financial statements included in the Registration Statement. The Company’s directors have been actively engaged throughout the sale process, with the consent of all of the members of the board of directors required to approve the sale of SM pursuant to the terms of the Company’s certificate of incorporation. The board of directors has empowered the Company’s management to engage brokers and consultants to assist in selling SM during the periods in question, and the property has been available for immediate sale during all periods subject only to completion of a customary sale agreement.

Securities and Exchange Commission

August 1, 2016

After the 2013 attempted sale transaction described on page F-17 of Amendment No. 1 failed to close, the Company continued actively engaging with potential buyers for SM. During 2014 and 2015, additional appraisals were obtained pursuant to letters of intent or ongoing negotiations with prospective buyers, which supported the continued active marketing of SM. The list price for SM during this period was on the low end of the appraisal of SM, and SM remained available for immediate sale in its current condition, subject only to completion of a customary sale agreement. Although these discussions during 2014 and 2015 did not lead to a final sale contract, the Company determined, based on the receipt of indications of interest, that a sale remained probable during 2013, 2014 and 2015.

Management changed its marketing strategy late in 2015, when the Company engaged The Land Group of Cushman Wakefield (“TLG”), which specializes in the disposition of specialty properties, as its real estate broker. TLG actively marketed SM to a targeted group of prospective purchasers on its proprietary client list. At the same time, the Company continued listing SM for sale and following up with various parties who had previously expressed an interest in purchasing SM. The appraisal was updated again, and the list price for SM continues to be on the low end of the appraisal. On July 26, 2016, the Company entered into an asset purchase agreement with Tryg Fortum to sell substantially all of the assets of SM for $6 million.

Should this transaction not close, the Company expects to sell SM to a special purpose vehicle owned by its existing common shareholders prior to the effectiveness of the Registration Statement because (i) pursuant to the Company’s certificate of incorporation, the sale of SM will be distributed for the benefit of the Company’s current common shareholders (and not the Onex shareholders), and (ii) the Company does not wish to retain ownership of SM as a public company since SM is unrelated to the Company’s core door and window manufacturing business. The Company will update the disclosure relating to SM in a subsequent amendment to the Registration Statement prior to a distribution of a preliminary prospectus to reflect either the completion of the sale of SM to a third party or its distribution to such special purpose vehicle, as applicable, thereby satisfying elements (d) and (f).

ASC 205-20-45 provides that the results of operations of a component of an entity that either has been disposed of or is classified as held-for-sale under ASC 360-10-45-9 shall be reported in discontinued operations if:

a.	The operations and cash flow of the component will be removed from ongoing operations, and

b.	The entity will no longer have any continuing involvement after disposal.

These elements are satisfied for the reasons set forth above. The operations and cash flows of SM have been removed from the Company’s results of operations since 2012, when it was first actively marketed for sale. After disposal, it is expected that SM will be operated by the purchaser (or the special purpose vehicle, in the event that SM is transferred to such special purpose vehicle) and the Company will not have any relationship with SM.

35.	Tell us whether or not you early adopted ASU 2014-08 and to the extent you have early adopted, tell us the impact the early adoption had on your accounting and presentation of Silver Mountain as it relates to ASC 205-20-45-1F and the disclosure requirements as it relates to ASC 205-20-50-5B(c). Specifically tell us what consideration you gave to providing disclosure related to cash flows from discontinued operations.

Securities and Exchange Commission

August 1, 2016

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it did not early adopt ASU 2014-08. The Company further advises the Staff that SM has an immaterial effect on its cash flows.

Note 4 – Accounts Receivable, page F-19

36.	Please disclose the amount of your allowance for doubtful accounts for each period presented in accordance to ASC 310-10-50-4.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that since ASC 310-10-50-4 requires a company to provide its allowance for doubtful accounts in its financial statements, the Company, in Note 4. Accounts Receivable on page F-19, provides a rollforward of its allowance for doubtful accounts that provides the amount of its allowance for doubtful accounts for each period presented.

Note 16 – Warranty Liability, page F-25

37.	Tell us the factors that led to the significant changes in your experience adjustments from 2014 to 2015 and why your payments made doubled in 2015.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the footnotes on page F-25 and F-77 in Amendment No. 1 in response to the Staff’s comment.

Note 20 – Segment Information, page F-33

38.	Tell us what consideration you gave to separately disclosing revenue by foreign country, and long-lived assets by country of domicile and all foreign countries pursuant to ASC 280-10-50-41.

Securities and Exchange Commission

August 1, 2016

Response:

The Company has revised the disclosure on page F-36 in Amendment No. 1 in response to the Staff’s comment. In reviewing the requirements of ASC 280-10-50-41, the Company determined that only locations exceeding 10% of consolidated total long-lived assets merit disclosure. The Company reviewed its long-lived assets by country of domicile and found that only two countries met the 10% threshold for consolidated total long-lived assets. Each of those countries, the U.S. and Australia, is the primary country in the Company’s segment disclosure for North America and Australasia, respectively. Based upon this existing disclosure, the Company does not believe adding country disclosure that would be generally repetitive of its existing segment presentation would provide material new information to a reader of the Company’s financial statements.

39.	It appears that net revenues from Europe are different in your Reportable Segment table on page F-34 and your Net Revenue by Locality table on page F-35. Please reconcile the disclosures.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the table on page F-34 in Amendment No. 1 reflects net revenues recognized by the Company’s reportable segments, regardless of the location of the customer. In contrast, the table on page F-35 in Amendment No. 1 reflects net revenues based upon the shipping address of a customer’s order, regardless of which reportable segment of the Company made such sale. The Company’s North America and Australasia segments each made sales to European customers. Accordingly, the net revenues of the Company’s European segment, shown on page F-34 in Amendment No. 1, are lower than the net revenues of all sales made to European customers, shown on page F-35 in Amendment No. 1.

40.	We note your disclosure on page 19 that your top ten customers together accounted for 44% of total revenues in 2015, with The Home Depot accounting for 19% of total revenues. To the extent any other customer accounts for 10% or more total revenues, please disclose total revenues from each such customer and the identity of the segment(s) reporting the revenues. Refer to ASC 280-10-50-42.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no other individual customer accounts for 10% or more of total revenues.

Note 24 – Stock Compensation, page F-39

41.

Please disclose the estimated fair value of your common stock in addition to the other assumptions included in the valuation models used to estimate the fair value of equity instruments granted to employees. For all equity instruments granted during fiscal year 2015 and the subsequent interim period, please provide us with a list of the number of shares of common stock underlying the equity instruments by grant date

Securities and Exchange Commission

August 1, 2016

and the corresponding estimated fair value of common stock. Please note that once you have disclosed the estimated IPO price range we may have comments regarding the estimated fair value of your common stock and will need sufficient time to evaluate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that some of the significant judgments and objective and subjective factors used to determine the fair value of the Company’s common stock and B-1 common stock as of the date of each grant include the following factors:

•	liquidation value of its Series A preferred stock;

•	conversion of B-1 common stock;

•	the Company’s historical and forecasted operating and financial performance;

•	the market multiples for similar companies; and

•	the Company’s net leverage and effective interest rates.

In addition, the Company advises the Staff that a third-party valuation firm is engaged to calculate the value of the common stock held by the Company’s ESOP as of each quarter end. The Company calculates the fair value of its common stock and B-1 common stock by applying a discount to the aggregate equity value of the Company as determined by the third party valuation. In making such calculation, the Company uses similar inputs and methodologies as those used by the third-party valuation firm (but taking into account the differential economic rights and preferences of its Preferred Stock or the ESOP common shares relative to the Company’s common shares).

The estimated fair values of the Company’s common stock and B-1 common stock for fiscal year 2015 and the interim period in 2016 were as follows:

	Common Stock	B-1 Common Stock
12/31/14	$168.43	$229.07
03/28/15	$179.52	$257.08
06/27/15	$209.63	$308.52
09/26/15	$260.41	$382.02
12/31/15	$268.99	$406.18
03/26/16	$336.58	$521.70

Securities and Exchange Commission

August 1, 2016

The options issued during fiscal 2015 and the subsequent interim period were as follows:

	Common Stock		B-1 Common Stock
Date of Grant	No. of Options	Exercise Price	No. of Options	Exercise Price
02/19/15	3,456	$206.72	7,344	$229.07
03/28/15	1,920	$206.72	4,080	$229.07
09/28/15	8,017	$260.41	19,633	$382.02
10/05/15	3,190	$260.41	7,810	$382.02
10/19/15	580	$260.41	1,420	$382.02
11/01/15	2,320	$260.41	5,680	$382.02
11/05/15	1,015	$260.41	2,485	$382.02
11/30/15	8,700	$260.41	21,300	$382.02
02/01/16	5,684	$268.99	13,916	$406.18
05/25/16	4,002	$336.58	9,798	$521.70

The RSUs issued during fiscal 2015 and the subsequent interim period were as follows:

	Common Stock
Date of Grant	No. of RSUs	Fair Value
02/19/15	500	$168.43
09/28/15	2,100	$260.41
10/05/15	3,840	$260.41
11/01/15	1,000	$260.41
11/30/15	15,000	$260.41
02/01/16	1,000	$268.99
05/25/16	1,500	$336.58

Securities and Exchange Commission

August 1, 2016

If you have any questions, please feel free to contact the undersigned at (212) 859-8428 or Mark Hayek at (212) 859-8890. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Daniel Bursky

Daniel Bursky

cc:	SiSi Cheng (Securities and Exchange Commission)
Melissa Rocha (Securities and Exchange Commission)
Frank Pigott (Securities and Exchange Commission)
David Stork (JELD-WEN Holding, Inc.)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)